
April 27, 2011

<u>Via E-Mail</u>
Mr. Pantelis Zachos
Chief Executive Officer and Chief Financial Officer
Gold Standard Mining Corp.
28030 Dorothy Drive, Suite 307
Agoura Hills, CA 91301

     Re: **Gold Standard Mining Corp.**
             Form 8-K Item 4.01
             Filed March 3, 2011, amended April 19, 2011
             File No. 0-53434

Dear Mr. Zachos:

     We have completed our review of your Form 8-K Item 4.01 and do not have any further comments at this time.

                    Sincerely,

                    /s/ Ethan Horowitz

                    Ethan Horowitz
                    Branch Chief